

December 16, 2010

Claudio Mannarino
Chief Financial Officer
API Technologies Corp.
555 Leggett Drive, Suite 304
Ottawa, Ontario K2K2X3 Canada

> **Re:** **API Technologies Corp.**
> **Form 10-K for the fiscal year ended May 31, 2010**
> **Filed August 10, 2010**
> **File No. 000-29429**

Dear Mr. Mannarino:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Brian R. Cascio
Accounting Branch Chief